UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-126464

Global Crossing (UK) Finance plc

(Exact name of registrant as specified in its charter)

Global Crossing (UK) Telecommunications Limited

Fibernet Group Limited

Fibernet UK Limited

Fibernet Limited

(Additional Registrants)

7th Floor, 10 Fleet Place

London, EC4M 7RB, United Kingdom

+44 (0) 330 060 7080

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

11.75% pounds sterling-denominated senior secured notes due 2014

10.75% US Dollar-denominated senior secured notes due 2014

Guarantees relating to the 10.75% senior secured notes due 2014 and the 11.75% senior secured notes due 2014

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☐
(for equity securities)
Rule 12h-6(c)	☒
(for debt securities)
Rule 12h-6(d)	☐
(for successor registrants)
Rule 12h-6(i)	☐
(for prior Form 15 filers)

PART I

Item 1.                Exchange Act Reporting History

A.  Global Crossing (UK) Finance plc, a company organized under the laws of England and Wales (the “Company”), filed a prospectus on August 3, 2005, in respect of an exchange offer for all outstanding unregistered 10.75% Dollar-Denominated Senior Secured Notes due 2014 and 11.75% Sterling-Denominated Senior Secured Notes due 2014 of the Company.  Accordingly, the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Act”) became effective on August 3, 2005.

B.  The Company has filed or submitted all reports required under section 13(a) or section 15(d) of the Act and corresponding Securities and Exchange Commission (“SEC”) rules for the 12 months preceding the filing of this Form, and has filed at least one annual report under section 13(a).

Item 2.                Recent United States Market Activity

On September 11, 2009, the Company filed with the SEC a prospectus supplement to the prospectus dated August 10, 2007, pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended (the “Securities Act”) relating to an offer to exchange £52,000,000 principal amount of its unregistered 11.75% Sterling-Denominated Senior Secured Notes due 2014, issued on December 28, 2006, for new registered 11.75% Sterling-Denominated Senior Secured Notes due 2014.

Item 3.                Foreign Listing and Primary Trading Market

A.  Prior to their redemption, the Company maintained a listing of the 10.75% Dollar-Denominated Senior Secured Notes due 2014 and 11.75% Sterling-Denominated Senior Secured Notes due 2014 on the Irish Stock Exchange located in the Republic of Ireland, which constituted the primary trading market for the 10.75% Dollar-Denominated Senior Secured Notes due 2014 and 11.75% Sterling-Denominated Senior Secured Notes due 2014.

B.  The 10.75% Dollar-Denominated Senior Secured Notes due 2014 and 11.75% Sterling-Denominated Senior Secured Notes due 2014 were initially listed on the Irish Stock Exchange on December 31, 2004.  For the 12 months prior to their redemption, the Company had maintained the listing of the 10.75% Dollar-Denominated Senior Secured Notes due 2014 and 11.75% Sterling-Denominated Senior Secured Notes due 2014 on the Irish Stock Exchange.

C.  All trading in the 10.75% Dollar-Denominated Senior Secured Notes due 2014 and 11.75% Sterling-Denominated Senior Secured Notes due 2014 occurred on the Irish Stock Exchange for the 12-month period ended on September 30, 2011.

Item 4.                Comparative Trading Volume Data

Not Applicable.

Item 5.                Alternative Record Holder Information

Not Applicable.

Item 6.                Debt Securities

As of November 8, 2011, there were no record holders of the 10.75% Dollar-Denominated Senior Secured Notes due 2014 and the guarantees relating thereto, or of the 11.75% Sterling-Denominated Senior Secured Notes due 2014 and the guarantees relating thereto.

Item 7.                Notice Requirement

The Company issued a press release disclosing its intent to terminate its reporting obligations under the Act on November 17, 2011 via PRNewswire.  A copy of the press release is attached as Exhibit 1.1 to this Form.

Item 8.                Prior Form 15 Filers

Not Applicable.

PART II

Item 9.                Rule 12g3-2(b) Exemption

Not Applicable.

PART III

Item 10.         Exhibits

Exhibit 1.1 — Press Release, dated November 17, 2011

Item 11.         Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)                                  The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)                                  Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)                                  It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Global Crossing (UK) Finance plc has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, Global Crossing (UK) Finance plc certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: November 17, 2011

	By:	/s/ Neil J. Eckstein
	Name:	Neil J. Eckstein
	Title:	Authorized Signatory